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                                  EXHIBIT 99.2







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                                                                         Page 25

                              FOR IMMEDIATE RELEASE

For: Evans Bancorp, Inc.:      Contact: Mark DeBacker, Senior Vice President/CFO
     14-16 North Main Street   Phone:   (716) 549-1000
     Angola, New York  14006   Fax:     (716) 549-0720




       EVANS BANCORP ANNOUNCES INTENT TO REPURCHASE SHARES OF COMMON STOCK

ANGOLA, N.Y.-JULY 24, 2002 - Evans Bancorp, Inc. (Nasdaq: EVBN) the holding company for Evans National Bank, a commercial bank with seven branches in Western New York, and approximately $264.1 million in assets as of June 30, 2002, today reported their intent to repurchase shares of outstanding common stock under a previously approved stock repurchase plan.

Under the previously Board of Directors approved plan, purchases will be made on a discretionary basis, in the open market or otherwise, at times and amounts as determined by management, subject to market conditions, business conditions, applicable legal and regulatory requirements and other factors. The Company has been authorized by its Board of Directors to repurchase up to 50,000 shares of its outstanding common stock over the coming two years.

President and CEO James Tilley commented, "We feel the time is right for the Company to repurchase shares of our common stock from the public. Based on the price at which our shares have been trading on the Nasdaq National Market, we believe there is value to the Company in accumulating shares."

Today, Evans Bancorp, Inc. also released second quarter 2002 earnings in a separate communication. A conference call will be held with company management at 11:00 a.m. (ET) on Thursday, July 25 to discuss performance results for the second quarter 2002 at 1-888-799-0475 (request Evans Bancorp Conference Call). An audio recording will be available one hour after the call for 90 days, and may be accessed at 1-800-642-1687, passcode 4801722. The call will also be simultaneously broadcast live over the Internet at the following link; http://www.firstcallevents.com/service/ajwz361739433gf12.html and will also be archived for 90 days. There is no charge to attend either event.

Evans Bancorp, Inc. is the holding company for Evans National Bank, a commercial bank with seven branches located in Western New York, which had approximately $264.1 million in assets and approximately $218.0 million in deposits at June 30, 2002. Evans National Bank also owns M&W Agency, Inc., a retail property and casualty insurance agency with eight offices in Western New York, and ENB Associates, Inc. which provides non-deposit investment products. Evans Bancorp, Inc. common stock is listed on the Nasdaq National Market under the symbol EVBN.

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning future business, revenues and earnings. There are risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements. Information on factors that could affect the Company's business and results is discussed in the Company's periodic reports filed with the Securities and Exchange Commission.